SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 31 March, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1 Doc re. (Notice of AGM, Annual Report) released on 05 March 2009
Exhibit 1.2 Transaction in Own Shares released on 05 March 2009
Exhibit 1.3 Director/PDMR Shareholding released on 10 March 2009
Exhibit 1.4 Transaction in Own Shares released on 12 March 2009
Exhibit 1.5 Transaction in Own Shares released on 16 March 2009
Exhibit 1.6 Transaction in Own Shares released on 18 March 2009
Exhibit 1.7 Transaction in Own Shares released on 19 March 2009
Exhibit 1.8 Director/PDMR Shareholding released on 19 March 2009
Exhibit 1.9 Transaction in Own Shares released on 20 March 2009
Exhibit 1.10 Director/PDMR Shareholding released on 25 March 2009
Exhibit 1.11 Transaction in Own Shares released on 26 March 2009
Exhibit 1.12 Director/PDMR Shareholding released on 26 March 2009
Exhibit 1.13 Director/PDMR Shareholding released on 27 March 2009
Exhibit 1.14 Director/PDMR Shareholding released on 31 March 2009
Exhibit 1.15 Total Voting Rights released on 31 March 2009

Exhibit 1.1

BP p.l.c. - Doc re. (Notice of AGM, Annual Report)
BP p.l.c.
- 05
 March
 2009

Documents for the BP p.l.c. 200
9
 Annual General Meeting

Annual Report
and Accounts
200
8
Annual
Review
 200
8
Notice of 200
9
 Annual General Meeting
Proxy form
Shareholder information card
Notification of availability card

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
E14 5HS
Tel: +44 (0)
20 7
066
 1000

Copies
of these documents
may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel:
+44 (
0
)
20

7496 4000

T
hese documents (save for the Proxy form and Notification of availability card) may also be viewed on:

www.bp.com

It is expected that the total of the votes cast by shareholders for or against or withheld on each resolution will be published on

www.bp.com

on Monday 20 April 2009
.

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-
5 March
 2009

BP p.l.c. announces that on
4 March
 2009
 it transferred to participants in its employee share schemes
184,278

ordinary shares at pri
ce
s between
350.00
 pence and
455
.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,885,206,361
ordinary shares in Treasury, and has

18,734,552,755
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c.
- 10
 March
 2009

B
P p.l.c. was advised on
10
March
 2009
 by Computershare Plan Managers that on
10
March
 2009
the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
4.3825
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward
              78
shares
Mr I.C. Conn

78
shares

Other
Persons Discharging Managerial Responsibilities

Mr R
.
 Bondy

78
 shares
Mrs V. Cox

78
 shares
Mr J. Mogford

78
 shares
Mr S. Westwell

75
 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

12
 March
 2009

BP p.l.c. announces that on 11 March 2009 it transferred to participants in its employee share schemes 8,514 ordinary shares at prices between 350.00 pence and 386.00 pence. These shares were previously held as treasury shares
.

Following the above transaction BP p.l.c. holds 1,885,197,847 ordinary shares in Treasury, and has 18,734,561,269 ordinary shares in issue (excluding Treasury shares)
.

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-16 March
2009

BP p.l.c. announces that on 13 March
2009
 it transferred to participants in its employee share schemes
663,174

ordinary shares at prices
between
438.25
 pence and
613.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,884,534,673

ordinary shares in Treasury, and has
18,735,224,443
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 March
2009

BP p.l.c. announces that on 17 March
2009
 it transferred to participants in its employee share schemes
743,885

ordinary shares at prices
between
429.22
 pence and
438.25
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,883,790,788
ordinary shares in Treasury, and has
 18,735,968,328
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 19 March
2009

BP p.l.c. announces that on
1
8
 March
 2009
 it transferred to participants in its employee share schemes
1,763

ordinary shares at pri
ce
s between
441.00
 pence and
455.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,883,
789,025

ordinary shares in Treasury, and has

18,735,970,091
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c.
- 19
 March
 2009

BP p.l.c. was

advised on
19 March
 2009
 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in
BP p.l.c
.)

received the numbers of BP ordinary shares
(ISIN number GB0007980591)
and at the prices shown
opposite their names on
9 March 2009
, as a result of reinvestment of dividends on shares held through the BP Sharematch UK
,

BP
Sharematch UK (Overseas)
and BP Global Sharematch

Plans
:-
Directors

Name

               No. Shares
     Price

Dr A.

B. Hayward

    15 shares
         £
4.3825
 per share
Mr I. C. Conn

    15 shares
         £
4.3825
per share
Mr A
.
G
.
 Inglis

         121 shares
       £
4.3825
per share

Other Persons Discharging Managerial Responsibility

Name

               No. Shares
     Price

Mr R. Bondy

11
 shares
       £
4.3825
per share
Mr J. Mogford

15
 shares
       £
4.3825
per share
Mr S
.
 Westwell

19
 shares
       £
4.3825 per share
Mr S
.
 Westwell

11
 shares
       £
4.2922
 per share

This notice is given in fulfilment of the obligation under D
T
R3.1.
4(1)(a)
R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

20
 March
 2009

BP p.l.c. announces that on 19 March
2009
 it transferred to participants in its employee share schemes
533,241

ordinary shares at prices
between
438.25
 pence and
613
.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,883,
255,784

ordinary shares in Treasury, and has
 18,736,503,332
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.10

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.
- 25
 March
 2009

BP p.l.c. was
 advised
on

25 March 2009
,
 by
Computershare Plan Managers

that the following
directors
and
senior executives (persons discharging managerial responsibility)
received the numbers of BP Ordinary shares
(ISIN number GB0007980591)
shown opposite their names on
19 March 2009
 @ £
4.313661

per
share as a
result of reinvestment of dividends on shares held by them in the
BP Deferred Annual Bonus Plan
:-

Ms V. Cox

1,447
 shares
Mr J. Mogford

     1,530 shares
Mr S. Westwell

1,195
 shares

In addition,
the following
also
received the numbers of BP Ordinary shares shown opposite their names on
19 March 2009
 @ £
4.313661
per
share
, as a result of the reinvestment of dividends on shares held by them.

Mr
I.
 Conn

      1,039 shares
Ms V. Cox

     1,572 shares
Dr A. Hayward

2,133  shares
Mr A. Inglis

      1,045  shares
Mr J. Mogford

  2,069  shares
Mr S. Westwell

    1,140  shares

Mr R. Bondy also received 6,118 Ordinary shares, and Mr J. Mogford received 4,286 Ordinary shares on
19 March 2009
 @ £
4.313661
per
share, as a result of the reinvestment of dividends on shares held through the BP Restricted Share Plan.

BP p.l.c. was
further
 informed that

Mr I. Conn, received
804
ordinary shares
on
19 March 2009
 at
£
4.313661

per share,
as a result
 of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.

This notice is given in fulfi
lment of the obligations under
D
T
R3.1.4 (1)(a)R.

Exhibit 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 26 March
2009

BP p.l.c. announces that on
25
 March
 2009
 it transferred to participants in its employee share schemes
1,651

ordinary shares at pri
ce
s between
386.00
 pence and
455
.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,883,
254,133

ordinary shares in Treasury, and has
 18,736,50
4,983

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.12

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
- 26
March
 2009

BP p.l.c. was informed on
2
5
 March 200
9
 by
Fidelity Stock Plan Services LLC
that on 1
7
 March
 200
9
, f
ollowing an award under the BP Deferred Annual Bonus Plan, the following senior executives (persons discharging managerial responsibility
)
 acquired
the number of
BP
Restricted Share Units
shown opposite their names:

Ms S. Bott
               22,313 ADSs (equivalent to approximately 133,878 ordinary shares)
Mr H. L. McKay
      19,500 ADSs (equivalent to approximately 117,000 ordinary shares)

BP p.l.c
.
 was further informed
that
also on 17 March 2009, following an award under the BP Executive Performance Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Ms S. Bott
              7,500 ADSs (equivalent to approximately 45,000 ordinary shares)
Mr H. L. McKay
    12,500 ADSs (equivalent to approximately 75,000 ordinary shares)

The
numbers of Restricted Share Units

under both awards
represent the
number
 of
ADSs
 that will vest following a three year retention period.
  In addition, each senior executive will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

This notice is given in fulfilment of the obligations under DR3.1.4 (1)(a)R.

Exhibit 1.13

BP p.l.c. -   Director/PDMR Shareholding
BP p.l.c.
- 27
 March
 2009

BP p.l.c. was
 advised
on

27
March
 2009
 by
Fidelity Stock Plan Services LLC

that
the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no.
US0556221044)
shown opposite their names on
9 March 2009
 at US$
36.18
 per ADS as a result of
the
reinvestment of dividends on shares held by them in the
BP Deferred Annual Bonus Plan
:-

Ms S. Bott
291.186

ADSs (equivalent to
approximately
1,747

ordinary s
hares)
Mr H. L. McKay

180.415

ADSs (equivalent to
approximately
1,082 ordinary

s
hares)

Ms S. Bott
 also received
758.892
 ADSs (equivalent to approximately
4,553
 ordinary shares) at US$
36.18 each on 9 March 2009
 as a result of the reinvestment of dividends on shares held by her in the BP Restricted Share Plan.

BP p.l.c. was further informed that on 17 March 2009, following an award under the BP
Competi
tive Performance Plan, the following acquired the number of BP Restricted Share Units shown opposite their names:

Ms S. Bott

5,000
 ADSs (equivalent to approximately
30
,000 ordinary shares)
Mr H. L. McKay

5,000
 ADSs (equivalent to approximately
30
,000 ordinary shares)

The numbers of Restricted Share Units under
the BP Competitive Performance Plan
 represent the
maximum
number of ADSs that will vest following a three year
performance
 period. In addition, each senior executive will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.14

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c.
- 31
 March
 2009

We were advised on
31
March
 2009
 by
Wells Fargo Shareowner Services
 that the following Directors of BP p.l.c. received the numbers of BP ADSs
(ISIN no.
US0556221044)
shown opposite their names below on
9 March 2009
 @ $
36.135

per ADS under the Company's
US
 dividend reinvestment plan:-

Mr. E.B. Davis, Jr

179.164
 ADSs
(equivalent to approximately
1,075
 Ordinary shares)

Mr. I.C. Conn

171.083
 ADSs
(equivalent to approximately
1,026
 Ordinary Shares)

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

Exhibit 1.15

BP p.l.c. - Total Voting Rights
BP p.l.c.
- 31
 March
 2009

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London

31 March
 2009

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
T
he issued share capital of BP p.l.c. comprised
18,736,504,983

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is
18,741,587,483
. This figure excludes (i)
1,
883,254,133
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
112,803,287
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meeting
s
.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 April, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary